Public

n.a. 8/26

11023243

RECEIVED

SEC MAIL PROCESSING SECTION

AUG 04 2011

WASH, D.C. 211

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8-42468

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manning & Napier Investor Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

290 Woodcliff Drive
(No. and Street)

Fairport (City) New York (State) 14450 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Beth H. Galusha (585) 325-6880
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

1100 Bausch & Lomb Place (Address) Rochester (City) New York (State) 14604 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KW 9/12

OATH OR AFFIRMATION

I, Beth H. Galusha, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manning & Napier Investor Services, Inc., as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MICHELE BINGO
Notary Public - State of New York
NO. 01BI6161917
Qualified in Monroe County
My Commission Expires 2/26/15

Beth H. Galusha
Signature

Title

Michele Bingo
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Report of Independent Auditors on Internal Control Structure Required by SEC.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Rule 17a-5 (under separate cover)

Manning & Napier Investor Services, Inc.
Restated Statement of Financial Condition
December 31, 2010

	2010
Assets	
Cash	$ 1,401,662
Accounts receivable	189,209
Prepaid and other assets	101,285
	$ 1,692,156
Liabilities and Shareholders' Equity	
Liabilities	
Accounts payable	$ 168,004
Accounts payable - affiliate	240
Accrued expenses	51,378
Stock purchase note payable	33
Total liabilities other than shares	219,655
Shares subject to mandatory redemption (Note 7)	1,800,646
Shareholders' Equity	
Common stock, $0.01 par value - authorized 4,775,950 shares with 2,533,110 shares issued and 2,533,110 shares outstanding as of December 31, 2010	25,331
Additional paid-in capital	251,790
Treasury stock, 0 - at cost, as of December 31, 2010	-
Excess of common stock and accumulated deficit attributable to shares subject to mandatory redemption and over redemption amount (Note 7)	(36,737)
Accumulated deficit	(567,197)
Stock subscriptions receivable	(1,332)
Total shareholders' equity	(328,145)
	$ 1,692,156

The accompanying notes are an integral part of these financial statements.

pwc

Report of Independent Accountants

To Manning & Napier Investor Services, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation (Form SIPC-7T) of the Securities Investor Protection Corporation (SIPC) of Manning & Napier Investor Services Inc. for the period from January 1, 2010 through December 31, 2010, which were agreed to by Manning & Napier Investors Services, Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation (collectively, the "specified parties") solely to assist the specified parties in evaluating Manning & Napier Investor Services Inc.'s compliance with the applicable instructions of Form SIPC-7T during the twelve months ended December 31, 2010. Management is responsible for Manning & Napier Investor Services Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2F of Form SIPC-7T with the respective cash disbursement records entries, as follows: We noted two separate payments made for FY 2010. The first was for the 6 months ended 6/30/10 in the amount of 2,021. We obtained the July 31 2010 HSBC bank statement and noted that check 3415 did in fact clear. The second payment was paid on February 16, 2011 for the period 6/30/10 - 12/31/10, less the payment made at 6/30. This payment was agreed to check # 10000 in the amount of $4,663 for a total FY 2010 SIPC payment of $6,684. We have performed a detailed tie out of form SIPC-7 as part of our year end procedures noting no exceptions in calculation.

2. We agreed both the interim net operating revenue figure on line 2a of SIPC-6 to support provided as part of the quarterly focus reports. It was noted that this figure is based on interim data and was not audited by PwC. We are comfortable with the reasonableness of this interim operating expense figure based on our knowledge of changes made to the administrative fee agreement in FY 2010. We have agreed the final net operating figure on line 2e of the SIPC-7 to our revenue testing. This figure has been detail tested by the engagement team with no exceptions noted.

3. Compared amounts reported on page 2, items 2b and 2c of Form SIPC-7T with supporting schedules and work papers. There were no adjustments.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers obtained in procedure 3, as follows:

   Recalculated the mathematical accuracy of the SIPC Net Operating Revenues on page 2, line 2d and the General Assessment @ .0025 on page 2, line 2e of $2,673,770 and $6,684.43, respectively of the Form SIPC-7T. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's preparation of Form SIPC 7-T in accordance with the applicable instructions. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Manning & Napier Investor Services Inc., the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 25, 2011